Exhibit 99.1

 News Release

Kinross Declares Dividend

Toronto, Ontario, February 18, 2009 - Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the Board of Directors has declared a dividend of US$0.04 per common share, payable on March 31, 2009 to shareholders of record at the close of business on March 24, 2009.

This dividend qualifies as an “eligible dividend” for Canadian income tax purposes.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact: Steve Mitchell Vice-President, Corporate Communications (416) 365-2726 steve.mitchell@kinross.com
Investor Relations Contacts:
Erwyn Naidoo
Vice-President,
Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Lisa Doddridge
Director,
Investor Relations
(416) 369-6480
lisa.doddridge@kinross.com

KINROSS GOLD CORPORATION	40 King St.West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com